EXHIBIT 21

List of Subsidiaries

Following is a list of the Registrant’s subsidiaries as of December 31, 2005. Catawba Valley Bank was merged with and into First Gaston Bank of North Carolina effective January 5, 2006. Accordingly, Catawba Valley Bank is no longer a separate wholly-owned subsidiary of the Registrant, although First Gaston Bank of North Carolina now conducts business under the names Catawba Valley Bank, A Division of First Gaston Bank of North Carolina and Northwestern Bank, A Division of First Gaston Bank of North Carolina at certain locations.

Catawba Valley Bank*

First Gaston Bank of North Carolina

Integrity Securities, Inc.

Community Mortgage Corporation

Catawba Valley Capital Trust I

Catawba Valley Capital Trust II

*	Catawba Valley Bank was merged with and into First Gaston Bank of North Carolina on January 5, 2006